

Multimedia

RELEASE



PT Multimedia Announces that Totta Ireland PLC Will Opt for the Financial Settlement of the Warrants

Lisbon, Portugal, 23 March 2005 – PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia" or "the Company") announces that Totta Ireland PLC which owns 9,74% of its share capital, has informed PT Multimedia today that, in connection to the possible issuance of put warrants over PT Multimedia shares, related to the 10% share buyback programme announced on December 28th 2004, Totta Ireland PLC has irrevocably renounced to the option of physical settlement of such warrants.

Furthermore, Totta Ireland PLC will opt for the financial settlement of the entitled warrants to be received, under the final terms and conditions yet to be approved by the Board of Directors of PT Multimedia.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States. Accordingly, the put warrants will not be issued into the United States and may not be exercised from within the United States or sold or transferred in the United States.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts,"

"intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.
